Exhibit 99.2

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(In U.S. dollars, except for shares data)

	June 30,	December 31,
	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,396,488	$22,834
Accounts receivable, net	92,236	61,779
Other receivables and prepayments, net	23,923	18,867
Advance to suppliers	7,619	7,727
Inventories, net	812,920	1,085,016
Other taxes receivable	290,651	337,412
Marketable equity securities	286,957	143,478
Total Current Assets	7,910,794	1,677,113

Property and equipment, net	272,332	656,840
Total assets	$8,183,126	$2,333,953

CURRENT LIABILITIES:
Accounts payable	$196,334	$226,215
Advances from customers	138,157	267,365
Accrued expenses and other current liabilities (including rental payable to a related party of $74,776 and $75,834 at June, 30, 2020 and December 31, 2019, respectively)	904,861	1,530,473
Due to related parties
- Short-term borrowings and interest payable	2,029,203	1,208,331
Warranty obligation	717	728
Total Current Liabilities	3,269,272	3,233,112

OTHER LIABILITIES
Warrants liability	689,934	389,630
Total Liabilities	$3,959,206	$3,622,742

SHAREHOLDERS’ (DEFICIT) EQUITY
Common stock – Class A, par value $0.002731: 37,888,889 shares authorized as of June 30, 2020 and June 30, 2019; 17,685,475 and 6,695,475 shares issued and outstanding as of June 30, 2020 and June 30, 2019	$48,299	$18,285
Common stock – Class B, par value $0.002731: 12,111,111 shares authorized as of June 30, 2020 and June 30, 2019; 11,111,111 shares issued and outstanding as of June 30, 2020 and June 30, 2019	30,345	30,345
Additional paid in capital	47,995,773	40,833,249
Accumulated deficit	(46,303,194)	(44,607,198)
Accumulated other comprehensive income	2,452,697	2,436,530
Total shareholders’ (deficit) equity	4,223,920	(1,288,789)
Total liabilities and shareholders’ (deficit) equity	$8,183,126	$2,333,953

The accompanying notes are an integral part of these condensed consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

(In U.S. dollars, except for shares data)

	For Six Months Ended
	June 30,
	2020	2019

Revenues	339,175	242,213

Costs of revenue	(580,572)	(418,227)

Gross loss	(241,397)	(176,014)

Selling expenses	(43,725)	(556,213)
General and administrative expenses	(1,200,494)	(1,753,718)
Provision for doubtful accounts	(28,963)	(43,873)

Operating loss	(1,514,579)	(2,529,818)

Financial expenses	(570)	(7,911)
Other income		21,682
Other expense	(24,021)	(18,044)
Unrealized loss on securities	143,478	(678,304)
Change in fair value of warrants liability	(300,304)	(99,820)
Loss before provision for income tax	(1,695,996)	(3,312,215)

Provision for income taxes	-	-

Net loss attributable to Lianluo Smart Limited	$(1,695,996)	$(3,312,215)

Other comprehensive loss:
Foreign currency translation loss	16,167	(123,451)
Comprehensive loss	$(1,679,829)	$(3,435,666)

Loss per share
Basic and diluted	$(0.07)	$(0.19)

Weighted average number of common shares outstanding
Basic and diluted	25,410,047	17,806,586

The accompanying notes are an integral part of these condensed consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

(In U.S. dollars, except for shares data)

Six Months Ended June 30, 2020
	Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Capital	Deficit	Income	Total
Balance as of January 1, 2020	17,806,586	$48,630	$40,833,249	$(44,607,198)	$2,436,530	$(1,288,789)
Issuance of shares	10,990,000	30,014	7,162,524	-	-	7,192,538
Foreign currency translation	-	-	-	-	16,167	16,167
Net loss	-	-	-	(1,695,996)	-	(1,695,996)
Balance as of June 30, 2020	28,796,586	$78,644	$47,995,773	$(46,303,194)	$2,452,697	$4,223,920

Six Months Ended June 30, 2019
	Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Capital	Deficit	Income	Total
Balance as of January 1, 2019	17,806,586	$48,630	$40,620,772	$(40,156,204)	$2,603,422	$3,116,620
Stock based compensation	-	-	69,177	-	-	69,177
Foreign currency translation	-	-	-	-	(123,451)	(123,451)
Net loss	-	-	-	(3,312,215)	-	(3,312,215)
Balance as of June 30, 2019	17,806,586	$48,630	$40,689,949	$(43,468,419)	$2,479,971	$(249,869)

The accompanying notes are an integral part of these condensed consolidated financial statements.

 LIANLUO SMART LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In U.S. dollars)

	For Six Months Ended June 30,
	2020	2019

Cash flows from operating activities
Net loss	$(1,695,996)	$(3,312,215)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	-	69,177
Depreciation and amortization	377,731	414,224
(Gain) Loss on disposal of equipment	-	(15,247)
Provision for doubtful accounts	28,963	43,873
Change in warranty obligation	-	(3,881)
Provision for inventory obsolescence	-	114
Change in fair value of warrants liability	300,304	99,820
Unrealized loss on securities	(143,478)	678,304
Changes in assets and liabilities:
Decrease (Increase) in accounts receivable	(59,579)	42,873
Decrease in advances to suppliers	108	4,721
Decrease in other receivables and prepayments, net - third parties	(4,897)	184,296
Increase in interest receivables - related party	-	(1,023)
Decrease (Increase) in inventories	272,095	231,644
Increase in operating lease right-of-use assets, net	-	(59,260)
Decrease (Increase) in other taxes receivable	46,762	21,642
Increase in accounts payable	(29,881)	27,010
Increase in interest payable – related party	-	8,908
Increase in operating lease liabilities, current	-	44,268
Increase (Decrease) in advances from customers	(129,208)	65,999
Increase (Decrease) in accrued expenses and other current liabilities	(625,612)	412,154
Net cash used in operating activities	(1,662,688)	(1,042,599)

Cash flows from investing activities
Proceeds from disposal of equipment	-	16,302
Loan to a related party	-	(85,000)
Net cash used in investing activities	-	(68,698)

Cash flows from financing activities
Loans from related parties	842,609	818,500
Net proceeds from issuance of common stock	7,192,537
Net cash provided by financing activities	8,035,146	818,500

Effect of exchange rate fluctuations on cash and cash equivalents	1,196	(130,964)

Net increase (decrease) in cash and cash equivalents	6,373,654	(423,761)

Cash and cash equivalents at beginning of period	22,834	477,309
Cash and cash equivalents at end of period	$6,396,488	$53,548

Supplemental cash flow information
Income tax paid	$-	$-
Interest paid	$-	$-
Non-cash investing and financing activities:
Offset short-term borrowings - related party against loans to a related party (including accrued interests)	89,006	86,023

The accompanying notes are an integral part of these condensed consolidated financial statements.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Lianluo Smart Limited (“Lianluo Smart” or the “Company”) (previously known as “Dehaier Medical Systems Limited”) was incorporated as an international business company under the International Business Companies Act, 1984, in the British Virgin Islands on July 22, 2003. On November 21, 2016, the Company changed its name from Dehaier Medical Systems Limited to Lianluo Smart Limited, and its NASDAQ stock ticker from DHRM to LLIT.

Lianluo Smart distributed and provided after-sale services for medical equipment in China mainly through its wholly-owned subsidiary, Beijing Dehaier Medical Technology Co., Limited (“BDL”).

On February 1, 2016, Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd. (“LCL”) was formed in Beijing, the PRC, for the business development in the portable health device market.

During the late 2015, BDL intended to discontinue part of its product lines among the traditional medical device business, which has been approved by the Board of Resolution on February 22, 2016.

As of June 30, 2020, Lianluo Smart owns 100% of LCL and LCL owns 100% of BDL. As of August 13, 2020, LCL sold BDL to China Mine United Investment Group Co., Ltd. for cash consideration of RMB0.

Lianluo Smart, through its subsidiaries, distributes branded, proprietary medical equipment, such as sleep apnea machines and CPR instruments. Standard product registration, product certification and quality management system have been established; ISO13485 industry standard has also already been passed. Starting from fiscal 2018, the Company has been providing examination service to hospitals and medical centers through its developed medical wearable device. Doctors could refer to examination results provided by such device in making diagnosis regarding Obstructive Sleep Apnea Syndrome (“OSAS”).

“Lianluo Smart” or the “Company” collectively refer to Lianluo Smart, a BVI registered company, and its subsidiaries, BDL and LCL as of the date hereof.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position, results of operations and comprehensive loss, cash flows and changes in shareholders’ equity for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2019. The unaudited condensed consolidated balance sheet at December 31, 2019 was derived from the audited annual financial statements, but does not contain all of the footnote disclosures from the annual financial statements.

The interim results for the six months ended June 30, 2020 are not necessarily indicative of the results expected for the full fiscal year.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

Going Concern

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

The Company has suffered recurring losses from operations, this condition has raised substantial doubt about the Company’s ability to continue as a going concern. The company recorded a working capital of $4.64 million as of June 30, 2020. In February and March 2020, the Company obtained approximately $7.2 million equity financing. Considering equity financing and the cost cutting activities, the Company believes that the current cash and cash equivalents and the anticipated cash flows from operations will be sufficient to meet the anticipated working capital requirements and expenditures for the next 12 months. However, the ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The Company’s principal sources of liquidity have been proceeds from issuances of equity securities and loans from related parties. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, if needed, it may contain undue restrictions on its operations, in the case of debt financing, or cause substantial dilution for its stock holders, in the case of equity financing.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as going concern.

Basis of Consolidation

The unaudited condensed consolidated financial statements include the accounts of Lianluo Smart and its wholly-owned subsidiaries (collectively, the “Company”). All inter-company transactions and balances are eliminated in consolidation. The results of subsidiaries are recorded in the unaudited condensed consolidated statements of operations and comprehensive loss.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include revenue recognition, reserve for doubtful accounts, valuation of inventories, impairment testing of long term assets, warranty obligation, warrants liability, stock-based compensation, useful lives of intangible assets and property and equipment, realization of deferred tax assets and the discount rate used to determine the present value of lease payments. Actual results could differ from those estimates.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

Leases where substantially all the rewards and risk of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the shorter of the lease term or estimated economic life of the leased property. The majority of the Company’s leases were short term (less than 12 months) and the Company elected the practical expedient not to record right of use of assets for short term leases.

Equity Securities

The Company’s equity securities represent equity investments in Guardion Health Sciences, Inc. (“GHSI”) made in November 2017. The Company holds less than 5% of the GHSI’s total shares. The equity securities were accounted for as non-marketable securities in 2018 on the balance sheets and as marketable securities in 2019 when GHSI went public in April 5, 2019.

As of June 30, 2020, the investment was accounted at fair value with changes recorded through earnings.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

Fair Value of Financial Instruments

ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts reported in the consolidated financial statements for current assets and current liabilities approximate fair value due to the short-term nature of these financial instruments.

Investments in listed equity securities were re-measured on a recurring basis, and are categorized within Level 1 under the fair value hierarchy.

The fair value of warrants was determined using the Black Scholes Model, with Level 3 inputs. Investments in a privately held company for which the Company elected to record using the measurement alternative were re-measured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

3.	REVENUES

The following represents the revenues by categories, all derived from China:

	For the six months ended June 30,
	2020	2019
Categories
Product sales
Medical Devices	$295,726	$59,722
Mobile Medicine (sleep apnea diagnostic products)	17,240	81,550
OSAS service (analysis and detection)	26,209	100,941
Total revenues	$339,175	$242,213

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable as of June 30, 2020 and December 31, 2019 consist of the following:

	June 30, 2020	December 31, 2019
Accounts receivable	$157,082	$98,195
Less: reserve for doubtful accounts	(64,846)	(36,416)
Accounts receivable, net	$92,236	$61,779

During the six months ended June 30, 2020 and 2019, bad debts were $29,122 and $4,509 respectively.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

5.	OTHER RECEIVABLES AND PREPAYMENTS, NET

Other receivables and prepayments as of June 30, 2020 and December 31, 2019 consist of the following:

	June 30, 2020	December 31, 2019
Rental deposits	$12,499	$36,846
Prepaid expenses	58,714	29,939
Advances to employees	77	78
	71,290	66,863
Less: reserve for doubtful accounts	(47,367)	(47,996)
Other receivables and prepayments, net	$23,923	$18,867

During the six months ended June 30, 2020 and 2019, bad debts on other receivables and prepayments were deficit $159 and $39,364 respectively.

6.	INVENTORIES

Inventories as of June 30, 2020 and December 31, 2019 consist of the following:

	June 30, 2020	December 31, 2019

Raw materials	$23,353	$25,985
Work in progress	768	779
Finished goods	791,162	1,060,615
Total inventories	$815,283	$1,087,379
Less: inventory impairment loss	(2,363)	(2,363)
Inventories, net	812,920	1,085,016

During the six months ended June 30, 2020 and 2019, write-downs of inventories to lower of cost or net realizable value was $0 and $114, respectively, which were charged as cost of revenues.

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment as of June 30, 2020 and December 31, 2019 consist of the following:

	June 30, 2020	December 31, 2019
Plant and machinery	$1,888,430	$1,915,160
Automobiles	135,450	137,367
Office and computer equipment	22,372	22,689
Total property and equipment	2,046,252	2,075,216
Less: Accumulated depreciation	(1,773,920)	(1,418,376)
Property and equipment, net	$272,332	$656,840

Depreciation were $377,731 and $414,224 for the six months ended June 30, 2020 and 2019, respectively. The Company did not record any impairment on its property and equipment for the six months ended June 30, 2020 and 2019.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

8.	COMMITMENTS AND CONTINGENCIES

Leases

The lease commitments are for office premises which are classified as operating leases. These non-cancelable leases have lease terms expiring through November 2020.

Lease expense for the six months ended June 30, 2020 and 2019 was $45,298 and $177,464 respectively. The lease commitment is $17,753 with a contract maturity date at March 19, 2021. All of Company’s leases were short term (less than 12 months) and the Company elected the practical expedient not to record right of use of assets related to short term leases.

Employment Contracts

Under the PRC labor law, all employees have signed employment contracts with the Company. Management employees have employment contracts with terms up to three years and non-management employees have either a three-year employment contract renewable on an annual basis or non-fixed term employment contract.

Contingency

The Company is periodically the subject of various pending or threatened legal actions and claims arising out of its operations in the normal course of business. In the opinion of management of the Company, adequate provision has been made in the Company’s financial statements at June 30, 2020.

Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these, or other matters, may arise from time to time that may harm our business. Other than the legal proceeding set forth below, the Company is currently not aware of any such legal proceedings or claims that the Company believe will have an adverse effect on our business, financial condition or operating results.

In 2019, Beijing Dehaier and Lianluo Connection terminated employment of over 50 employees due to business restructuring. As of December 31, 2019, 34 of these laid-off employees filed complaints with Beijing Changping District Employment Dispute Arbitration Commission and Beijing Shijingshan District Employment Dispute Arbitration Commission, claiming that Beijing Dehaier and Lianluo Connection failed to pay them, among others, certain salaries, overtime fees and compensations. As of December 31, 2019, the Arbitration Commissions issued arbitral awards with respect to 30 of the 34 employees; Beijing Dehaier and Lianluo Connection had paid off 23 of the 30 employees who had applied for enforcement of the arbitral awards and intend to pay the additional seven employees an aggregate of approximately RMB 310,000 (approximately $44,423) according to entered arbitral awards. As regards the total expenses pertaining to this lay-off, the Company recorded liabilities of RMB979,716 (approximately $140,393) in employment termination compensations and RMB2.99 million (approximately $428,467) in unpaid salaries in 2019, of which the Company had paid off RMB3,346,453 (approximately $475,866) as of June 30, 2020.

In 2020, Beijing Dehaier and Lianluo Connection have terminated the employment of additional 25 employees due to the business downturn. Most of these former employees filed complaints with Beijing Changping District Employment Dispute Arbitration Commission and Beijing Shijingshan District Employment Dispute Arbitration Commission, respectively, claiming that Beijing Dehaier and Lianluo Connection failed to pay them, among others, certain salaries, overtime fees and compensations upon terminations. As of June 30, 2020, Beijing Dehaier and Lianluo Connection have entered into settlement agreements with 15 of these former employees and settled disputes through negotiations with the rest of these employees. The total settlement amount for the 25 employees was RMB3,332,405 (approximately $473,868) and about RMB1,493,225 (approximately $212,337) has been paid off.

On May 9, 2019, Tianjin Wuqing Bohai Printing Co., Ltd., or Wuqing Bohai, filed an arbitration application with Beijing Arbitration Commission against Beijing Dehaier, claiming that Beijing Dehaier failed to pay for goods in accordance with purchase contracts entered into with Wuqing Bohai in 2017 and 2018 and requested Beijing Dehaier to pay Wuqing Bohai an amount of RMB119,770 (approximately $17,450), plus RMB10,000 (approximately $1,457) to cover the expenses of keeping goods that Beijing Dehaier failed to accept. On June 5, 2019, Beijing Dehaier submitted an answer to compliant, noting that it had not received some of the goods under the contracts and Wuqing Bohai failed to provide invoices for some of the goods allegedly received by Beijing Dehaier. Beijing Dehaier submitted that it should only be responsible for the purchase value of RMB48,450 (approximately $7,059). On March 6, 2020, the Beijing Arbitration Commission entered an award, ordering that Beijing Dehaier pay Wuqing Bohai the disputed amount of RMB119,770 (approximately $17,203) and an arbitration fee of RMB10,443 (approximately $1,500) by March 24, 2020 and dismissed other claims of Wuqing Bohai. In May 2020, Beijing Dehaier paid off the disputed amount and the arbitration fee under the case.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

9.	LOSS PER SHARE

The following is a reconciliation of the basic and diluted loss per share computation for the six months ended June 30, 2020 and 2019:

	Six months ended June 30,
	2020	2019

Net loss attributable to the Company’s common shareholders	$(1,695,996)	$(3,312,215)
Weighted average shares outstanding – Basic and diluted	25,410,047	17,806,586
Loss per share – Basic and diluted	$(0.07)	$(0.19)

For the six months ended June 30, 2020 and 2019, all the outstanding warrants and options were anti-dilutive.

10.	RELATED PARTY TRANSACTIONS AND BALANCES

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Company had the following material related party transactions:

(1)	On July 1, 2018, the Company leased office premises from Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“HLI”), our major shareholder, for a period of 1 year, with an annual rental of $84,447 (RMB580,788). Rental payments charged as expenses in the six months ended June 30, 2020 and 2019 were $0 and $39,091 respectively. As of June 30, 2020 and December 31, 2019, the Company reported an outstanding rental payable of $74,776 and $75,834 to HLI.

(2)	On February 3 and April 18, 2019, Digital Grid (Hong Kong) Technology Co. Ltd (“Digital Grid”), one of HLI’s subsidiaries, borrowed from the Company loans of principal amounts of $60,000 and $25,000 for a term of 12 months.

On May 20, 2019 the Company borrowed $90,000 from Digital Grid for a term of 12 months.

As of June 30, 2019, the Company owed a net principal of $4,345 to Digital Grid.

From November to December 2019, the Company borrowed $28,000 from Digital Grid, for a term of 12 months.

As of June 30, 2020, the Company owed a net principal of $33,000 to Digital Grid.

(3)	During 2019, the Company borrowed $942,500 from HLI, repaid $0; the loans are non-interest bearing. In addition, the above loans have been extended, interest-free and without specific repayment date, which is based upon both parties’ agreement as of the date of this report. As of June 30, 2020 and 2019, the loan balances were $918,450 and $737,040.

(4)	During the six months of 2020 and 2019, the Company borrowed $842,609 and nil from Mr. Ping Chen, its previous CEO, free of interest to fund its operation, respectively. The balances were $1,077,753 and nil as of the six months ended June 30, 2020 and 2019.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

11.	CONCENTRATIONS

Major Customers

For the six months ended June 30, 2020, one customer accounted for approximately 87% of the Company’s revenues. For the six months ended June 30, 2019, two customers each accounted for approximately 33% and 24%, respectively, of the Company’s revenues.

No other customer accounted for more than 10% of the Company’s revenues for the six months ended June 30, 2020 and 2019.

Major Suppliers

For the six months ended June 30, 2020 and 2019, the sole supplier accounted for 100% of the Company’s purchases.

12.	EQUITY

Stock Option Plan

Under the employee stock option plan, the Company’s stock options generally expire ten years from the date of grant.

The following is a summary of the option activity:

Stock options	Shares	Weighted average exercise price	Aggregate intrinsic value(1)
Outstanding as of December 31, 2019	794,867	$2.40	$-
Forfeited	(208,000)
Exercised	-
Outstanding as of June 30, 2020	586,867	2.64	$-
Exercisable as of June 30, 2020	586,867	2.64	$-

(1)	The intrinsic value of the stock options at June 30, 2020 is the amount by which the market value of the Company’s common stock of $0.69 as of June 30, 2020 exceeds the exercise price of the options.

As of June 30, 2020, all outstanding options have been vested. For the six months ended June 30, 2020 and 2019, the Company recognized $0 and $69,177 respectively, as compensation expense under its stock option plan.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

13.	WARRANTS

On April 28, 2016, the Company signed Share Purchase Agreement (“SPA”) with HLI. In this SPA, HLI received warrants to acquire from the Company 1,000,000 Class B common shares at exercise price of $2.20 per share and exercisable by HLI at any time.

There was a total of 1,000,000 warrants to purchase Class B common shares issued and outstanding as of June 30, 2020 and December 31, 2019.

The fair value of the outstanding warrants was calculated using the Black Scholes Model with the following assumptions:

	June 30, 2020	December 31, 2019
Market price per share (USD/share)	$0.69	$0.39
Exercise price (USD/share)	2.20	2.20
Risk free rate	0.35%	1.81%
Dividend yield	0%	0%
Expected term/Contractual life (years)	5.8	6.3
Expected volatility	334.28%	279.93%

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 3 inputs:

	Six months ended June 30,
	2020	2019

Beginning balance	$389,630	$1,129,246
Fair value change of the issued warrants included in earnings	300,304	99,821
Ending balance	$689,934	$1,229,067

The following is a summary of the warrants activity:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding as of January 1, 2020	1,000,000	$2.20
Granted	-
Forfeited	-
Exercised	-
Redeemed	-
Outstanding as of June 30, 2020	1,000,000	$2.20

From February to March 2020, the Company consummated three registered direct offerings of 10,990,000 Class A Common Shares and concurrent private placements of warrants to purchase up to 10,990,000 Class A Common Shares with three investors.

As of the date hereof, there are outstanding warrants to purchase an aggregate of 10,990,000 Class A common shares, exercisable for five and one-half years since the respective date of issuance and subject to full ratchet anti-dilution protection. The table below shows the exercise price, floor price, issuance date and expiration date for these warrants.

Amount of Underlying Class A Common Shares	2,590,000	3,500,000	4,900,000
Exercise price	$0.6239	$0.70	$0.70
Floor Price	N/A	$0.1701	$0.18
Expiration Date	August 14, 2025	August 25, 2025	September 2, 2025
Issuance Date	February 14, 2020	February 25, 2020	March 2, 2020

In accordance with ASC 815-40, the Company accounted for the Warrants as equity instruments.

LIANLUO SMART LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In U.S. dollars)

14.	SUBSEQUENT EVENTS

1) Debt Extension and Debt Repayment

The Company has a borrowing of $918,450 due to HLI as of June 30, 2020. The loans due at July 18, July 21, and August 6, 2020, totaling $211,950, were extended, interest-free and without specific repayment date, which is based upon both parties’ agreement as of the date of this report.

During 2019, DGHKT borrowed from the Company loans of principal amounts of $85,000 for a term of 12 months, and the Company borrowed $118,000 from DGHKT for a term of 12 months. On July 14, 2020, the Company repaid a net principal of $33,000 to DGHKT.

On August 17, 2020, the outstanding amount of $42,000 in service charge payable to HLI's subsidiary was repaid by the Company.

2) Change of CEO and Directors

On August 12, 2020, Mr. Zhitao He resigned from his positions as Chief Executive Officer and director of the Company. Mr. He’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. On August 25, 2020, Mr. Bin Lin was appointed as Chief Executive Officer, a director and Chairman of the Company.

 3) Disposition Transaction

On August 13, 2020, Lianluo Connection entered into a Share Transfer Agreement (the “Agreement”) with China Mine United Investment Group Co., Ltd. (“China Mine”), pursuant to which Lianluo Connection transfers its 100% equity interests in its wholly-owned PRC subsidiary Beijing Dehaier to China Mine for cash consideration of RMB 0. In exchange for all of the equity interests in Beijing Dehaier, China Mine agrees to assume all liabilities of Beijing Dehaier.